SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 16, 2002

Commission File Number: 0-30320

TRINTECH GROUP PLC
(Exact name of registrant as specified in its charter)

Ireland
(Jurisdiction of incorporation or organization)

Trintech Group PLC
Trintech Building
South County Business Park
Leopardstown
Dublin 18, Ireland
(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):

82-    N/A

TRINTECH GROUP PLC
Form 6-K

On July 12 2002, Cyril P. McGuire, Chairman, Chief Executive Officer and Director of Trintech Group PLC purchased the following number of equivalent American Depositary Shares from Teleright Liquidating Trust, successor in interest to Teleright, Inc. (f/k/a Globeset, Inc.)(“Teleright”):

Name	Title	Number of Equivalent ADS’s Purchased (1)	Price per Equivalent ADS(2)
Cyril P. McGuire	Chairman, CEO and Director	158,014	$1.24

(1)	In connection with the transaction, Mr. McGuire purchased 316,027 Trintech ordinary shares from Teleright. Each Trintech ordinary share represents ½ of an equivalent ADS.
(2)
The purchase price was calculated based on an average closing price of Trintech equivalent ADSs as reported on the Nasdaq National Market for the month of June 2002, as appropriately adjusted to reflect the purchase of Trintech ordinary shares. As the transaction involved a private sale of these securities, the purchase price was further adjusted to reflect transaction costs and a negotiated discount.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:      /s/    R. PAUL BYRNE
        R. Paul Byrne
        Chief Financial Officer

Dated: July 16, 2002